Exhibit 99.1

Beamr Cloud Now Available to Members of NVIDIA’s Startup and ISV Programs at Special Rates

Herzliya Israel, March 19, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that Beamr Cloud video service is now available to members of NVIDIA’s startup and ISV programs at special rates, helping accelerate their AI development and deployment with high-quality, high-performance, GPU-accelerated video operations. The program members can learn more and request the benefit through the NVIDIA Inception and NVIDIA Connect member portals.

“Our high-impact engagement with NVIDIA expands with this new offering to over 22,000 startups and ISVs in the NVIDIA Inception and Connect programs,” said Beamr CEO, Sharon Carmel. “We look forward to delivering our high-quality, high-performance solutions to program members across industries leveraging video at scale - including media and entertainment, user-generated content, machine learning, autonomous vehicles, and more”.

The NVIDIA Inception program helps startups accelerate innovation and growth with developer resources and training, preferred pricing on NVIDIA products, and opportunities for VC exposure. NVIDIA Connect is a free program that helps ISVs shorten time-to-market through training on the latest accelerated computing technologies, expert guidance, and exclusive pricing on NVIDIA hardware and software.

Beamr Cloud, available on Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI), delivers high-efficiency, scalable video processing, reducing video file size by 30%-50% while lowering CDN, networking and storage costs for VoD and live up to 4K resolution at 60 frames per second (4Kp60). As GPUs are the pixel domain of AI, Beamr enriches videos with AI-powered capabilities, such as visual enhancement and super resolution, in real time during the transcoding process. It supports all major video formats (AVC, HEVC, AV1) and simplifies video modernization to advanced codecs.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law. investorrelations@beamr.com

Investor Contact:

investorrelations@beamr.com